Exhibit 99.1

May 18, 2016

Powell River G13 Turbine Project Wins National Energy Conservation Leadership Award
Richmond, BC - Catalyst Paper (TSX:CYT) today announced that its Powell River mill has won the prestigious Canadian Industry Program for Energy Conservation (CIPEC) Leadership Award. Powell River was recognized in the category of Energy Performance Management in recognition of its successful installation of the G13 Turbine.

The G13 Turbine, which was installed in 2015, converts waste steam to electricity, increasing the mill's power output by 8 megawatts, enough to power almost 7,000 homes. The $24 million project was developed in partnership with BC Hydro and was completed in the fall of 2015.

"This award recognizes the tremendous efforts of our team to reduce costs, create efficiency and support our commitment to environmental sustainability," said Fred Chinn, Vice President & General Manager, Powell River Mill. "It's a critical part of our effort to revitalize the mill for the future to ensure our long-term sustainability."

Award recipients were selected by the Industry Division of Natural Resources Canada's Office of Energy Efficiency. G13 was selected because it demonstrates achievements in energy efficiency and environmental stewardship, and is well aligned with the Government of Canada's commitment to advancing its clean growth agenda.

"I would like to commend Catalyst Paper on their CIPEC Leadership Award. Their innovative Powell River Mill project demonstrates how new technologies help reduce the environmental impacts of energy production and output," said Kim Rudd, Parliamentary Secretary to the Minister of Natural Resources. "Their commitment to improving environmental sustainability and energy efficiency is impressive and a great example to other manufacturers."

The award was presented on May 17 at an awards dinner in Niagara Falls, Ontario as part of the Energy Summit 2016 conference.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information please contact:
Eduarda Hodgins
Director, Organization Development & Communications
604-247-4369
Eduarda.Hodgins@catalystpaper.com